EXECUTION 1 FIRST AMENDMENT, CONSENT AND WAIVER TO AMENDED AND RESTATED LOAN AGREEMENT This FIRST AMENDMENT, CONSENT AND WAIVER TO AMENDED AND RESTATED LOAN AGREEMENT (this “Agreement”) is made as of February 18, 2026, by and among (i) the Borrowers (as defined herein), (ii) the Guarantors (as defined herein), and (iii) NEEDHAM BANK, a Massachusetts commercial bank having an address of 214 Garden Street, Needham, Massachusetts 02492 (“Lender”). WHEREAS, reference is made to that certain Amended and Restated Loan Agreement, dated October 10, 2025 (as amended, restated, supplemented or otherwise modified from time to time, the “Loan Agreement”), by and among Lender, CURALEAF FLORIDA LLC, a Florida limited liability company (“Curaleaf FL”), MARYLAND COMPASSIONATE CARE AND WELLNESS, LLC, a Maryland limited liability company (“MD Compassionate Care”), CURALEAF MD, LLC, a Maryland limited liability company (“Curaleaf MD”), CURALEAF COLUMBIA, LLC, a Maryland limited liability company (“Curaleaf Columbia”), MI HEALTH, LLC, a Maryland limited liability company (“MI Health”), CURALEAF OGT, INC., a Delaware corporation (“Curaleaf OGT”), CURALEAF NEWARK, LLC, an Ohio limited liability company (“Curaleaf Newark”), CURALEAF CUYAHOGA FALLS, LLC, an Ohio limited liability company (“Curaleaf Cuyahoga”), and FOCUSED EMPLOYER, INC., a Delaware corporation (“Focused Employer”, and together with Curaleaf FL, MD Compassionate Care, Curaleaf MD, Curaleaf Columbia, MI Health, Curaleaf OGT, Curaleaf Newark and Curaleaf Cuyahoga, together with each of their permitted successors and assigns, collectively, the “Borrowers” and each individually, a “Borrower”) and the Guarantors (as defined in the Loan Agreement) party thereto, pursuant to which Lender has made available to the Borrowers a certain revolving line of credit in the maximum principal amount of ONE HUNDRED MILLION AND 00/100 DOLLARS ($100,000,000.00) (the “Loan”) on those terms and subject to certain conditions set forth in the Loan Agreement and the other Loan Documents. WHEREAS, CURALEAF HOLDINGS, INC., a company incorporated under the laws of the Province of British Columbia (“Parent”) and ODYSSEY TRUST COMPANY, a trust company existing under the laws of the Province of Alberta authorized to carry on the business of a trust company in British Columbia, in its capacities as trustee and collateral trustee under the Trust Indenture (as defined below) (together with its successors and permitted assigns in such capacities, the “Trustee”) are entering into that certain Fourth Supplemental Indenture, dated as of the date hereof (the “Fourth Supplemental Indenture”) pursuant to which the Parent is issuing a series of Notes designated “11.50% Senior Secured Notes due February 18, 2029” (the “2029 Notes”), in an initial principal amount of $500,000,000, which such 2029 Notes, in part, will refinance and replace the “10.00% Senior Secured Notes due December 15, 2026” and certain of the “10.00% Senior Secured Notes due December 17, 2027”, in each case, issued under that certain Trust Indenture, dated as of December 15, 2021, between Parent, as issuer, and Trustee, as trustee, as supplemented by a First Supplemental Indenture dated as of December 21, 2021, a Second Supplemental Indenture dated as of December 8, 2023 and a Third Supplemental Indenture dated as of January 17, 2025 (as amended by the Fourth Supplemental Indenture and as may be further amended, restated, supplemented or otherwise modified from time to time in accordance with the Loan Agreement and the Indenture Intercreditor Agreement, the “Trust Indenture”).

2 170746.00003/157069377v.3 WHEREAS, the aggregate principal amount of the 2029 Notes issued under the Fourth Supplemental Indenture exceeds the aggregate principal amount permitted to be issued under the definition of Permitted Refinancing Indebtedness in the Loan Agreement, and, unless waived by Lender, will cause an Event of Default upon issuance of the 2029 Notes. WHEREAS, the Fourth Supplemental Indenture amends Section 6.10(b)(i) of the Trust Indenture as in effect on the Closing Date prior to the effectiveness of the Fourth Supplemental Indenture to reduce the capacity to incur Indebtedness constituting revolving credit loans violating Section 6.14(b)(vi) of the Loan Agreement that prohibits the Trust Indenture from reducing or eliminating the capacity to incur Indebtedness constituting Obligations to an amount less than $200,000,000. WHEREAS, the Fourth Supplemental Indenture amends the interest repayment terms from monthly to biannually, which such amendment, unless consented to by Lender, violates Section 6.14(b)(iii) of the Loan Agreement prohibiting changes to the repayment terms under the Trust Indenture. WHEREAS, the Fourth Supplemental Indenture amends Section 6.16 of the Trust Indenture as in effect on the Closing Date and prior to the effectiveness of the Fourth Supplemental Indenture to provide that, in certain circumstances and in accordance with the terms of the Trust Indenture and subject to the Intercreditor Agreement and Loan Agreement, the proceeds of any Asset Sale (as defined in the Trust Indenture) is required to be used to make an offer to repurchase or redeem a principal amount of Notes (as defined in the Trust Indenture) then outstanding. WHEREAS, Section 6.14(b)(vii) of the Loan Agreement prohibits changes to covenants under the Trust Indenture that render them more restrictive to a Loan Party, without Lender’s prior written consent or without reciprocally amending the Loan Agreement. WHEREAS, in connection with their entry into the Fourth Supplemental Indenture, the Parent and the Borrowers have requested that the Lender provide its consent to certain terms thereof, waive certain provisions in the Loan Agreement and amend certain terms of the Loan Agreement, in each case, as set forth herein, and the Lender is willing to make such consents, waivers and amendments pursuant to the terms and conditions set forth herein. NOW THEREFORE, for good and valuable consideration, receipt and sufficiency of which are hereby acknowledged, the Lender and the Loan Parties hereby agree as follows: 1. Defined Terms. Capitalized terms used in this Amendment which are defined in the Loan Agreement shall have the same meanings as defined therein, unless otherwise defined herein. 2. Amendments. As of the date hereof, the Loan Agreement is hereby amended as follows: a. Section 6.2 of the Loan Agreement is amended to delete clause (n) thereof in its entirety and replace it with the following:

3 170746.00003/157069377v.3 “(n) [Reserved.]” b. Section 6.4(x) of the Loan Agreement is amended by changing “TWENTY-FIVE MILLION AND 00/100 DOLLARS ($25,000,000)” to “FIVE MILLION AND 00/100 DOLLARS ($5,000,000)”. c. The following new Section 7.13(v) is added to the Loan Agreement immediately following Section 7.13(iv): “In the event that a Loan Party (excluding Parent) receives cash or Cash Equivalents from a Subsidiary or Affiliate that is a not a Loan Party, whether as a dividend, distribution, return of capital, repayment or repurchase of Indebtedness, payment of interest, or otherwise or in connection with any sale or other disposition of Equity Interests in, or Indebtedness or other securities of, such Subsidiary or Affiliate, which such cash or Cash Equivalents is also subject to a Lien under the Indenture Documents or any Refinanced Indenture Documents, such cash or Cash Equivalents shall, to the extent not utilized in a manner permitted by the Loan Documents, shall be deposited in a Deposit Account maintained with Lender.” 3. Consent and Waiver. Subject to the satisfaction of the Conditions (as described and defined below), the Lender hereby consents to the following: (a) the aggregate principal amount of the 2029 Notes exceeding the amount permitted under the definition of Permitted Refinancing Indebtedness in an amount not to exceed $500,000,000; (b) the modifications to Section 6.10(b)(i) of the Trust Indenture as so amended pursuant to the terms of the Fourth Supplemental Indenture; and (c) the amendment to the repayment terms set forth in the Fourth Supplemental Indenture. Subject to the terms of the Intercreditor Agreement and the Loan Documents, the Lender confirms and agrees that the Asset Sale provisions as set out in Section 6.16 of the Trust Indenture are permitted and the proceeds of any such Asset Sale may be used to make an Asset Sale Offer (as defined in the Trust Indenture). Without limiting the generality of the foregoing, upon the satisfaction of the Conditions, the Lender hereby agrees that entry into the Fourth Supplemental Indenture will not violate any provision of the Loan Agreement or any of the other Loan Documents or otherwise result in an Event of Default thereunder. This consent is limited to the foregoing and is not, nor shall it be construed as, consent to any other transactions, including any that would constitute an Event of Default under the Loan Agreement or Loan Documents. Except as otherwise expressly provided in this Agreement, all of the provisions of the Loan Agreement and the other Loan Documents remain in full force and effect. 4. Conditions. The consent set forth above is conditioned upon the following (collectively the “Conditions”): a. Lender shall have received duly executed copies of the following, each in form and substance satisfactory to the Lender: (i) Fourth Supplemental Indenture, (ii) Note Exchange Agreement; (iii) the 2029 Notes; and (iv) the resolutions of the Parent and the Guarantors (as defined in the Fourth Supplemental Indenture) duly authorizing the issuance of the 2029 Notes, entry into this Agreement and execution and delivery of all documents and agreements required in connection with the issuance of the 2029 Notes;

4 170746.00003/157069377v.3 b. As of the date hereof and after giving effect to the issuance of the 2029 Notes and execution of the Fourth Supplemental Indenture, no Event of Default shall exist or have occurred and be continuing; and c. Lender shall have received (i) this Agreement, duly authorized, executed and delivered by Borrowers and Guarantors and the Lenders, and (ii) the Amendment and Reaffirmation of Intercreditor Agreement duly authorized, executed and delivered by the Loan Parties party thereto and Trustee; and d. Payment by the Loan Parties of any and all outstanding fees and expenses relating to the Loan Agreement and/or this Agreement, including, without limitation, attorney’s fees and expenses. 5. Additional Covenants. In order to induce the Lender to enter into this Agreement, the Loan Parties hereby promise to dissolve NPRC Management, LLC, an Arizona limited liability company (“NPRC”), within thirty (30) days following the earlier of (x) August 31, 2027, and (y) the date that NPRC pays all due and owing state and federal tax obligations in full (the “Dissolution Date”). Following any dissolution of NPRC, the Loan Parties shall promptly provide evidence of such dissolution to the Lender. If, by the Dissolution Date, NPRC has not dissolved, NPRC shall execute and deliver to the Lender a joinder to the Loan Agreement, the Guaranty, and Security Agreement and such other Loan Documents reasonably necessary to join NPRC as a Loan Party to the Loan Documents and grant and perfect first priority Lien in favor of Lender on the Property of NPRC, in each case, in form and substance satisfactory to Lender. From the date hereof and continuing through the date that NPRC is either dissolved or becomes a Loan Party under the Loan Documents in accordance herewith, NPRC shall not own any assets or conduct any operations. 6. Representations and Warranties. Each Loan Party hereby represents and warrants to the Lender as follows: (a) Each Loan Party has the requisite power and authority to execute this Agreement and to perform all of its obligations hereunder, and this Agreement has been duly executed and delivered by each Loan Party and constitutes the legal, valid and binding obligation of each Loan Party, enforceable in accordance with its terms. (b) The execution, delivery and performance of this Agreement by each Loan Party has been duly authorized by all necessary corporate or limited liability company action and does not (i) require any authorization, consent or approval by any governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) violate any provision of any law, rule or regulation or of any order, writ, injunction or decree presently in effect, having applicability to such Loan Party, or the organizational documents of such Loan Party, or (iii) result in a breach of or constitute a default under any indenture or loan or Loan Agreement or any other agreement, lease or instrument to which any Loan Party is a party or by which it or its properties may be bound or affected. (c) All of the representations and warranties contained in the Loan Documents are true and accurate in all material respects as of the date hereof, except to the extent that

5 170746.00003/157069377v.3 such representations and warranties relate solely to an earlier date, in which case they shall be true and correct in all material respects as of such earlier date. 7. Loan Documents Ratified. Upon the effectiveness of this Agreement (a) except as expressly modified hereby, no other changes or modifications to the Loan Agreement or the other Loan Documents are intended or implied and each shall remain in full force and effect in accordance with its respective provisions thereof on the date hereof, (b) in all other respects, the Loan Agreement and the other Loan Documents are hereby specifically ratified, restated and confirmed by all parties hereto, (c) the Loan Agreement and this Agreement shall be read and construed as one agreement, and (d) all references to the Loan Agreement in the Loan Agreement and the other Loan Documents shall be deemed to be references to the Loan Agreement, as modified hereby. 8. Release. Each Loan Party hereby (a) reaffirms that the Borrowers remain indebted to the Lender without defense, counterclaim or offset and no default or Event of Default has occurred or exists under the Loan Documents, (b) restates, and reaffirms, all of its covenants, representations and warranties set forth in the Loan Documents to the same extent as if fully set forth herein and hereby certifies that all such covenants, representations and warranties are true and correct in all material respects (provided that if any representation or warranty is by its terms qualified by concepts of materiality, such representation or warranty shall be true and correct in all respects) as of the date hereof, (except to the extent that such representations and warranties relate solely to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), and (c) acknowledges and warrants that it does not have any claims, actions or causes of action whatsoever in law or in equity against the Lender, its present or former officers, directors, employees, agents, successors, subsidiaries, related companies or attorneys (for the purpose of this paragraph, collectively referred to herein as the “Lender”) or any of them, in connection with or related to or arising from any and all transactions with a Lender, whether known or unknown, including, but not limited to, the loans from the beginning of the world to the date of this Agreement, and each Loan Party, for good and valuable consideration hereby waive, remise, release and discharge any and all rights with respect to such claims, additions or causes of action, if any. 9. Miscellaneous. (a) Costs and Expenses. Each Loan Party hereby reaffirms its agreement under the Loan Agreement to pay or reimburse the Lender on demand for all costs and expenses incurred by the Lender in connection with the Loan Documents, including, without limitation, all reasonable fees and disbursements of legal counsel. Without limiting the generality of the foregoing, each Loan Party specifically agrees to pay all fees and disbursements of counsel to the Lender for the services performed by such counsel in connection with the preparation of this Agreement and the documents and instruments incidental hereto. Each Loan Party hereby agrees that the Lender may, at any time or from time to time in its sole discretion and without further authorization by any Loan Party, make a loan to the Borrowers under the Loan Agreement, or apply the proceeds of any loan, for the purpose of paying any such fees, disbursements, costs and expenses. (b) Counterparts. This Agreement may be executed in two or more counterparts and each executed copy shall constitute but one and the same instrument. Delivery by

6 170746.00003/157069377v.3 telecopier or other electronic transmission of an executed counterpart of a signature page to this Agreement shall be effective as delivery of an original executed counterpart of this Agreement. The Lender may also require that any such documents and signatures delivered by telecopier or other electronic transmission be confirmed by a manually-signed original thereof; provided that the failure to request or deliver the same shall not limit the effectiveness of any document or signature delivered by telecopier or other electronic transmission. (c) Governing Law; Consent to Jurisdiction. THIS AGREEMENT IS INTENDED TO TAKE EFFECT AS A SEALED INSTRUMENT AND SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE COMMONWEALTH OF MASSACHUSETTS. Each Loan Party hereby submits to the exclusive personal jurisdiction of the United States District Court for the District of Massachusetts or any state court sitting in The Commonwealth of Massachusetts in connection with any action, suit or proceeding Lender may at any time wish to file in connection with this Agreement; provided, that nothing in this Agreement shall affect the right of Lender to bring any action or proceeding relating to this Agreement against any Loan Party or its properties in the courts of any other jurisdiction in connection with the exercise of any of its rights under this Agreement. Each Loan Party hereby waives any objection that it may now or hereafter have to the venue of any such suit or any such court. In addition, each Loan Party agrees to service of process in any such suit being made upon it in accordance with Section 11.11 of the Loan Agreement. (d) CANNABIS LAWS. Section 12 of the Loan Agreement is hereby incorporated herein in its entirety, mutatis mutandis. [Signatures Appear on Following Page]

[Signature Page to First Amendment, Consent and Waiver to Amended and Restated Loan Agreement] IN WITNESS WHEREOF, the parties have executed this First Amendment, Consent and Waiver to Amended and Restated Loan Agreement under seal as of the day and year first above written. PARENT: CURALEAF HOLDINGS, INC., a corporation incorporated under the Business Corporations Act (British Columbia) By: ________________________ Name: Ed Kremer Title: Chief Financial Officer BORROWERS: CURALEAF COLUMBIA, LLC, a Maryland limited liability company By: CURALEAF, INC., its member-manager By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary CURALEAF CUYAHOGA FALLS, LLC, an Ohio limited liability company By: GR COMPANIES, INC., its member-manager By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary CURALEAF FLORIDA, LLC, a Florida limited liability company By: PALLIATECH FLORIDA, INC., its member- manager By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary CURALEAF MD, LLC, a Maryland limited liability company

[Signature Page to First Amendment, Consent and Waiver to Amended and Restated Loan Agreement] By: CURALEAF, INC., its member-manager By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary CURALEAF NEWARK LLC, an Ohio limited liability company By: GR COMPANIES, INC., its member-manager By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary CURALEAF OGT, INC., a Delaware corporation By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary FOCUSED EMPLOYER, INC., a Delaware corporation By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary MARYLAND COMPASSIONATE CARE AND WELLNESS, LLC, a Maryland limited liability company By: GR COMPANIES, INC., its member-manager By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary MI HEALTH, LLC, a Maryland limited liability company By: CURALEAF, INC., its member-manager By: ________________________

[Signature Page to First Amendment, Consent and Waiver to Amended and Restated Loan Agreement] Name: Ed Kremer Title: Treasurer and Secretary GUARANTORS: ABSOLUTE HEALTHCARE, INC., an Arizona corporation By: ________________________ Name: Peter Clateman Title: Vice President AES APPLICATIONS CB, LLC, an Illinois limited liability company By: GR COMPANIES, INC., its member-manager By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary AES COMPASSIONATE CARE LLC, a Pennsylvania limited liability company By: GR COMPANIES, INC., its member-manager By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary ALL REBEL ROCKERS, INC., an Arizona corporation By: ________________________ Name: Peter Clateman Title: Vice President ARIZONA NATURES WELLNESS, INC., an Arizona corporation By: ________________________ Name: Peter Clateman Title: Vice President AZCL1, INC., an Arizona corporation

[Signature Page to First Amendment, Consent and Waiver to Amended and Restated Loan Agreement] Name: Ed Kremer Title: Treasurer and Secretary GUARANTORS: ABSOLUTE HEALTHCARE, INC., an Arizona corporation By: ________________________ Name: Peter Clateman Title: Vice President AES APPLICATIONS CB, LLC, an Illinois limited liability company By: GR COMPANIES, INC., its member-manager By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary AES COMPASSIONATE CARE LLC, a Pennsylvania limited liability company By: GR COMPANIES, INC., its member-manager By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary ALL REBEL ROCKERS, INC., an Arizona corporation By: ________________________ Name: Peter Clateman Title: Vice President ARIZONA NATURES WELLNESS, INC., an Arizona corporation By: ________________________ Name: Peter Clateman Title: Vice President AZCL1, INC., an Arizona corporation

[Signature Page to First Amendment, Consent and Waiver to Amended and Restated Loan Agreement] By: ________________________ Name: Peter Clateman Title: Vice President BLOOM MASTER FUND I LLC, a Delaware limited liability company By: ________________________ Name: Peter Clateman Title: Manager BMF COPPER AGRICULTURAL SERVICES LLC, an Arizona limited liability company By: BLOOM MASTER FUND I, LLC, its manager By: ________________________ Name: Peter Clateman Title: Manager BMF COPPER MANAGEMENT LLC, an Arizona limited liability company By: BLOOM MASTER FUND I, LLC, its manager By: ________________________ Name: Peter Clateman Title: Manager BMF COPPER REAL ESTATE LLC, an Arizona limited liability company By: BLOOM MASTER FUND I, LLC, its manager By: ________________________ Name: Peter Clateman Title: Manager BMF ORACLE AGRICULTURAL SERVICES LLC, an Arizona limited liability company By: BLOOM MASTER FUND I, LLC, its manager

[Signature Page to First Amendment, Consent and Waiver to Amended and Restated Loan Agreement] By: ________________________ Name: Peter Clateman Title: Manager BMF PHOENIX AGRICULTURAL SERVICES LLC, an Arizona limited liability company By: BLOOM MASTER FUND I, LLC, its manager By: ________________________ Name: Peter Clateman Title: Manager BMF PHOENIX REAL ESTATE LLC, an Arizona limited liability company By: BMF PHEONIX AGRICULTURAL SERVICES LLC, its manager By: BLOOM MASTER FUND I, LLC, as manager of BMF PHOENIX AGRICULTURAL SERVICES LLC By: ________________________ Name: Peter Clateman Title: Manager CATALINA HILLS BOTANICAL CARE, INC., an Arizona corporation By: ________________________ Name: Peter Clateman Title: Vice President CB HEALTH SERVICES LLC, a Pennsylvania limited liability company By: AES APPLICATIONS CB, LLC, its member- manager By: GR COMPANIES, INC., as the member- manager of AES APPLICATIONS CB, LLC By: ________________________ Name: Ed Kremer

[Signature Page to First Amendment, Consent and Waiver to Amended and Restated Loan Agreement] By: ________________________ Name: Peter Clateman Title: Manager BMF PHOENIX AGRICULTURAL SERVICES LLC, an Arizona limited liability company By: BLOOM MASTER FUND I, LLC, its manager By: ________________________ Name: Peter Clateman Title: Manager BMF PHOENIX REAL ESTATE LLC, an Arizona limited liability company By: BMF PHEONIX AGRICULTURAL SERVICES LLC, its manager By: BLOOM MASTER FUND I, LLC, as manager of BMF PHOENIX AGRICULTURAL SERVICES LLC By: ________________________ Name: Peter Clateman Title: Manager CATALINA HILLS BOTANICAL CARE, INC., an Arizona corporation By: ________________________ Name: Peter Clateman Title: Vice President CB HEALTH SERVICES LLC, a Pennsylvania limited liability company By: AES APPLICATIONS CB, LLC, its member- manager By: GR COMPANIES, INC., as the member- manager of AES APPLICATIONS CB, LLC By: ________________________ Name: Ed Kremer

[Signature Page to First Amendment, Consent and Waiver to Amended and Restated Loan Agreement] Title: Treasurer and Secretary CENTRAL CITY MANAGEMENT LLC, an Arizona limited liability company By: BLOOM MASTER FUND I, LLC, its manager By: ________________________ Name: Peter Clateman Title: Manager CFP SOLUTIONS LLC, an Arizona limited liability company By: BLOOM MASTER FUND I, LLC, its manager By: ________________________ Name: Peter Clateman Title: Manager CLF AZ HOLDINGS, LLC, an Arizona limited liability company By: BLOOM MASTER FUND I, LLC, its member-manager By: ________________________ Name: Peter Clateman Title: Manager CLF AZ MANAGEMENT, LLC, an Arizona limited liability company By: CLF AZ, INC., its member-manager By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary CLF AZ SPV, INC., a Delaware corporation By: ________________________ Name: Ed Kremer Title: Secretary and Treasurer

[Signature Page to First Amendment, Consent and Waiver to Amended and Restated Loan Agreement] Title: Treasurer and Secretary CENTRAL CITY MANAGEMENT LLC, an Arizona limited liability company By: BLOOM MASTER FUND I, LLC, its manager By: ________________________ Name: Peter Clateman Title: Manager CFP SOLUTIONS LLC, an Arizona limited liability company By: BLOOM MASTER FUND I, LLC, its manager By: ________________________ Name: Peter Clateman Title: Manager CLF AZ HOLDINGS, LLC, an Arizona limited liability company By: BLOOM MASTER FUND I, LLC, its member-manager By: ________________________ Name: Peter Clateman Title: Manager CLF AZ MANAGEMENT, LLC, an Arizona limited liability company By: CLF AZ, INC., its member-manager By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary CLF AZ SPV, INC., a Delaware corporation By: ________________________ Name: Ed Kremer Title: Secretary and Treasurer

[Signature Page to First Amendment, Consent and Waiver to Amended and Restated Loan Agreement] CLF NY, INC., a Delaware corporation By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary COMPASS VENTURES INC., an Illinois corporation By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary CURA AZ LLC, an Arizona limited liability company By: ________________________ Name: Luke Flood Title: Manager CURALEAF NJ II, INC., a Delaware corporation By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary CURALEAF, INC., a Delaware corporation By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary CURALEAF JUSTICE 2ND SITE, LLC, an Illinois limited liability company By: JUSTICE 2ND SITE HOLDING COMPANY, LLC, its member-manager By: WCCC, LLC, as the member-manager of JUSTICE 2ND SITE HOLDING COMPANY, LLC By: WCCC HOLDINGS I, LLC, as the member- manager of WCCC, LLC

[Signature Page to First Amendment, Consent and Waiver to Amended and Restated Loan Agreement] CLF NY, INC., a Delaware corporation By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary COMPASS VENTURES INC., an Illinois corporation By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary CURA AZ LLC, an Arizona limited liability company By: ________________________ Name: Luke Flood Title: Manager CURALEAF NJ II, INC., a Delaware corporation By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary CURALEAF, INC., a Delaware corporation By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary CURALEAF JUSTICE 2ND SITE, LLC, an Illinois limited liability company By: JUSTICE 2ND SITE HOLDING COMPANY, LLC, its member-manager By: WCCC, LLC, as the member-manager of JUSTICE 2ND SITE HOLDING COMPANY, LLC By: WCCC HOLDINGS I, LLC, as the member- manager of WCCC, LLC

[Signature Page to First Amendment, Consent and Waiver to Amended and Restated Loan Agreement] By: GR COMPANIES, INC., as the member- manager of WCCC HOLDINGS I, LLC By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary CURALEAF JUSTICE, LLC, an Illinois limited liability company By: JUSTICE DISPENSARY HOLDING COMPANY, LLC, its member-manager By: WCCC, LLC, as the member-manager of JUSTICE DISPENSARY HOLDING COMPANY, LLC By: WCCC HOLDINGS I, LLC, as the member- manager of WCCC, LLC By: GR COMPANIES, INC., as the member- manager of WCCC HOLDINGS I, LLC By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary CURALEAF MASSACHUSETTS, INC., a Massachusetts corporation By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary CURALEAF MILFORD, INC., a Connecticut corporation By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary CURALEAF NORTH SHORE, INC., a Massachusetts corporation By: ________________________

[Signature Page to First Amendment, Consent and Waiver to Amended and Restated Loan Agreement] Name: Ed Kremer Title: Treasurer and Secretary CURALEAF NY, LLC, a New York limited liability company By: CLF NY, INC., its member-manager By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary CURALEAF PA, LLC, a Delaware limited liability company By: CURALEAF, INC., its member-manager By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary CURALEAF UT, LLC, a Delaware limited liability company By: CURALEAF, INC., its member-manager By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary CURALEAF WORTH 2ND SITE, LLC, an Illinois limited liability company By: WORTH 2ND SITE HOLDING COMPANY, LLC, its member-manager By: WCCC, LLC, as the member-manager of WORTH 2ND SITE HOLDING COMPANY, LLC By: WCCC HOLDINGS I, LLC, as the member- manager of WCCC, LLC By: GR COMPANIES, INC., as the member- manager of WCCC HOLDINGS I, LLC By: ________________________

[Signature Page to First Amendment, Consent and Waiver to Amended and Restated Loan Agreement] Name: Ed Kremer Title: Treasurer and Secretary CURALEAF WORTH, LLC, an Illinois limited liability company By: WORTH DISPENSARY HOLDING COMPANY, LLC, its member-manager By: WCCC, LLC, as the member-manager of WORTH DISPENSARY HOLDING COMPANY, LLC By: WCCC HOLDINGS I, LLC, as the member- manager of WCCC, LLC By: GR COMPANIES, INC., as the member- manager of WCCC HOLDINGS I, LLC By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary

[Signature Page to First Amendment, Consent and Waiver to Amended and Restated Loan Agreement] DESERT CREATED COMPANY LLC, a Delaware limited liability company By: BLOOM MASTER FUND I, LLC, its manager By: ________________________ Name: Peter Clateman Title: Manager DEVINE DESERT HEALING, INC., an Arizona corporation By: ________________________ Name: Peter Clateman Title: Vice President DUBOIS WELLNESS CENTER LLC, a Pennsylvania limited liability company By: AES COMPASSIONATE CARE, LLC, its member-manager By: GR COMPANIES, INC., as the member- manager of AES COMPASSIONATE CARE, LLC By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary GR COMPANIES, INC., a Delaware corporation By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary GR HOLDINGS OH-ND, LLC, an Illinois limited liability company By: GR COMPANIES, INC., its member-manager By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary

[Signature Page to First Amendment, Consent and Waiver to Amended and Restated Loan Agreement] DESERT CREATED COMPANY LLC, a Delaware limited liability company By: BLOOM MASTER FUND I, LLC, its manager By: ________________________ Name: Peter Clateman Title: Manager DEVINE DESERT HEALING, INC., an Arizona corporation By: ________________________ Name: Peter Clateman Title: Vice President DUBOIS WELLNESS CENTER LLC, a Pennsylvania limited liability company By: AES COMPASSIONATE CARE, LLC, its member-manager By: GR COMPANIES, INC., as the member- manager of AES COMPASSIONATE CARE, LLC By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary GR COMPANIES, INC., a Delaware corporation By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary GR HOLDINGS OH-ND, LLC, an Illinois limited liability company By: GR COMPANIES, INC., its member-manager By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary

[Signature Page to First Amendment, Consent and Waiver to Amended and Restated Loan Agreement] GR VENDING ND DISPENSARY 3, LLC, a North Dakota limited liability company By: GR HOLDINGS OH-ND, LLC, its member- manager By: GR COMPANIES, INC., as member-manager of GR HOLDINGS OH-ND, LLC By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary GR VENDING ND DISPENSARY 4, LLC, a North Dakota limited liability company By: GR HOLDINGS OH-ND, LLC, its member- manager By: GR COMPANIES, INC., as member-manager of GR HOLDINGS OH-ND, LLC By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary GR VENDING ND DISPENSARY 5, LLC, a North Dakota limited liability company By: GR HOLDINGS OH-ND, LLC, its member- manager By: GR COMPANIES, INC., as member-manager of GR HOLDINGS OH-ND, LLC By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary

[Signature Page to First Amendment, Consent and Waiver to Amended and Restated Loan Agreement] GR VENDING ND DISPENSARY 6, LLC, a North Dakota limited liability company By: GR HOLDINGS OH-ND, LLC, its member- manager By: GR COMPANIES, INC., as member-manager of GR HOLDINGS OH-ND, LLC By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary GR VENDING ND, LLC, a North Dakota limited liability company By: GR HOLDINGS OH-ND, LLC, its member- manager By: GR COMPANIES, INC., as member-manager of GR HOLDINGS OH-ND, LLC By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary GREENHOUSE GROUP, LLC, an Illinois limited liability company By: GR COMPANIES, INC., its member-manager By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary HEALING HEALTHCARE 3, INC., an Arizona corporation By: ________________________ Name: Peter Clateman Title: Vice President INFINITE AUXILIARY LLC, a Delaware limited liability company By: BLOOM MASTER FUND I, LLC, its manager

[Signature Page to First Amendment, Consent and Waiver to Amended and Restated Loan Agreement] GR VENDING ND DISPENSARY 6, LLC, a North Dakota limited liability company By: GR HOLDINGS OH-ND, LLC, its member- manager By: GR COMPANIES, INC., as member-manager of GR HOLDINGS OH-ND, LLC By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary GR VENDING ND, LLC, a North Dakota limited liability company By: GR HOLDINGS OH-ND, LLC, its member- manager By: GR COMPANIES, INC., as member-manager of GR HOLDINGS OH-ND, LLC By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary GREENHOUSE GROUP, LLC, an Illinois limited liability company By: GR COMPANIES, INC., its member-manager By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary HEALING HEALTHCARE 3, INC., an Arizona corporation By: ________________________ Name: Peter Clateman Title: Vice President INFINITE AUXILIARY LLC, a Delaware limited liability company By: BLOOM MASTER FUND I, LLC, its manager

[Signature Page to First Amendment, Consent and Waiver to Amended and Restated Loan Agreement] By: ________________________ Name: Peter Clateman Title: Manager JUSTICE 2ND SITE HOLDING COMPANY, LLC, an Illinois limited liability company By: WCCC, LLC, its member-manager By: WCCC HOLDINGS I, LLC, as the member- manager of WCCC, LLC By: GR COMPANIES, INC., as the member- manager of WCCC HOLDINGS I, LLC By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary JUSTICE DISPENSARY HOLDING COMPANY LLC, an Illinois limited liability company By: WCCC, LLC, its member-manager By: WCCC HOLDINGS I, LLC, as the member- manager of WCCC, LLC By: GR COMPANIES, INC., as the member- manager of WCCC HOLDINGS I, LLC By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary K GROUP PARTNERS, LLC, an Arizona limited liability company By: ________________________ Name: Peter Clateman Title: Manager

[Signature Page to First Amendment, Consent and Waiver to Amended and Restated Loan Agreement] By: ________________________ Name: Peter Clateman Title: Manager JUSTICE 2ND SITE HOLDING COMPANY, LLC, an Illinois limited liability company By: WCCC, LLC, its member-manager By: WCCC HOLDINGS I, LLC, as the member- manager of WCCC, LLC By: GR COMPANIES, INC., as the member- manager of WCCC HOLDINGS I, LLC By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary JUSTICE DISPENSARY HOLDING COMPANY LLC, an Illinois limited liability company By: WCCC, LLC, its member-manager By: WCCC HOLDINGS I, LLC, as the member- manager of WCCC, LLC By: GR COMPANIES, INC., as the member- manager of WCCC HOLDINGS I, LLC By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary K GROUP PARTNERS, LLC, an Arizona limited liability company By: ________________________ Name: Peter Clateman Title: Manager

[Signature Page to First Amendment, Consent and Waiver to Amended and Restated Loan Agreement] LBA HOLDINGS LLC, a Pennsylvania limited liability company By: AES COMPASSIONATE CARE, LLC, its member-manager By: GR COMPANIES, INC., as the member- manager of AES COMPASSIONATE CARE, LLC By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary LEBANON WELLNESS CENTER LLC, a Pennsylvania limited liability company By: AES COMPASSIONATE CARE, LLC, its member-manager By: GR COMPANIES, INC., as the member- manager of AES COMPASSIONATE CARE, LLC By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary MAIN STREET MANUFACTURING LLC, a Delaware limited liability company By: BLOOM MASTER FUND I, LLC, its manager By: ________________________ Name: Peter Clateman Title: Manager NATURAL HERBAL REMEDIES, INC., an Arizona corporation By: ________________________ Name: Peter Clateman Title: Vice President

[Signature Page to First Amendment, Consent and Waiver to Amended and Restated Loan Agreement] LBA HOLDINGS LLC, a Pennsylvania limited liability company By: AES COMPASSIONATE CARE, LLC, its member-manager By: GR COMPANIES, INC., as the member- manager of AES COMPASSIONATE CARE, LLC By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary LEBANON WELLNESS CENTER LLC, a Pennsylvania limited liability company By: AES COMPASSIONATE CARE, LLC, its member-manager By: GR COMPANIES, INC., as the member- manager of AES COMPASSIONATE CARE, LLC By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary MAIN STREET MANUFACTURING LLC, a Delaware limited liability company By: BLOOM MASTER FUND I, LLC, its manager By: ________________________ Name: Peter Clateman Title: Manager NATURAL HERBAL REMEDIES, INC., an Arizona corporation By: ________________________ Name: Peter Clateman Title: Vice President

[Signature Page to First Amendment, Consent and Waiver to Amended and Restated Loan Agreement] NATURAL REMEDY PATIENT CENTER, LLC, an Arizona limited liability company By: ________________________ Name: Peter Clateman Title: Manager PALLIATECH CT, INC., a Delaware corporation By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary PALLIATECH FLORIDA, INC., a Delaware corporation By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary PHYTOTHERAPEUTICS OF TUCSON, LLC, an Arizona limited liability company By: ________________________ Name: Peter Clateman Title: Vice President PINAL COUNTY WELLNESS CENTER, INC., an Arizona corporation By: ________________________ Name: Peter Clateman Title: Vice President PP WELLNESS CENTER, INC., an Arizona corporation By: ________________________ Name: Peter Clateman Title: Vice President

[Signature Page to First Amendment, Consent and Waiver to Amended and Restated Loan Agreement] NATURAL REMEDY PATIENT CENTER, LLC, an Arizona limited liability company By: ________________________ Name: Peter Clateman Title: Manager PALLIATECH CT, INC., a Delaware corporation By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary PALLIATECH FLORIDA, INC., a Delaware corporation By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary PHYTOTHERAPEUTICS OF TUCSON, LLC, an Arizona limited liability company By: ________________________ Name: Peter Clateman Title: Vice President PINAL COUNTY WELLNESS CENTER, INC., an Arizona corporation By: ________________________ Name: Peter Clateman Title: Vice President PP WELLNESS CENTER, INC., an Arizona corporation By: ________________________ Name: Peter Clateman Title: Vice President

[Signature Page to Waiver and Consent] SAN CRISTOBAL TRADING COMPANY LLC, an Arizona limited liability company By: BLOOM MASTER FUND I, LLC, its manager By: ________________________ Name: Peter Clateman Title: Manager WCCC HOLDINGS I, LLC, an Illinois limited liability company By: GR COMPANIES, INC., its member-manager By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary WCCC, LLC, an Illinois limited liability company By: WCCC HOLDINGS I, LLC, its member-manager By: GR COMPANIES, INC., as the member-manager of WCCC HOLDINGS I, LLC By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary WORTH 2ND SITE HOLDING COMPANY, LLC, an Illinois limited liability company By: WCCC, LLC, its member-manager By: WCCC HOLDINGS I, LLC, as the member- manager of WCCC, LLC By: GR COMPANIES, INC., as the member-manager of WCCC HOLDINGS I, LLC By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary

[Signature Page to Waiver and Consent] SAN CRISTOBAL TRADING COMPANY LLC, an Arizona limited liability company By: BLOOM MASTER FUND I, LLC, its manager By: ________________________ Name: Peter Clateman Title: Manager WCCC HOLDINGS I, LLC, an Illinois limited liability company By: GR COMPANIES, INC., its member-manager By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary WCCC, LLC, an Illinois limited liability company By: WCCC HOLDINGS I, LLC, its member-manager By: GR COMPANIES, INC., as the member-manager of WCCC HOLDINGS I, LLC By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary WORTH 2ND SITE HOLDING COMPANY, LLC, an Illinois limited liability company By: WCCC, LLC, its member-manager By: WCCC HOLDINGS I, LLC, as the member- manager of WCCC, LLC By: GR COMPANIES, INC., as the member-manager of WCCC HOLDINGS I, LLC By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary

[Signature Page to First Amendment, Consent and Waiver to Amended and Restated Loan Agreement] WORTH DISPENSARY HOLDING COMPANY, LLC, an Illinois limited liability company By: WCCC, LLC, its member-manager By: WCCC HOLDINGS I, LLC, as the member- manager of WCCC, LLC By: GR COMPANIES, INC., as the member-manager of WCCC HOLDINGS I, LLC By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary ZONACARE, INC., an Arizona corporation By: ________________________ Name: Peter Clateman Title: Vice President AMSBURY HOLDINGS MEDICAL 2, INC., a Maine corporation By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary AMSBURY HOLDINGS MEDICAL 3, INC., a Maine corporation By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary CURALEAF GROTON, LLC, a Connecticut limited liability company By: GR COMPANIES, INC., its member-manager By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary

[Signature Page to First Amendment, Consent and Waiver to Amended and Restated Loan Agreement] WORTH DISPENSARY HOLDING COMPANY, LLC, an Illinois limited liability company By: WCCC, LLC, its member-manager By: WCCC HOLDINGS I, LLC, as the member- manager of WCCC, LLC By: GR COMPANIES, INC., as the member-manager of WCCC HOLDINGS I, LLC By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary ZONACARE, INC., an Arizona corporation By: ________________________ Name: Peter Clateman Title: Vice President AMSBURY HOLDINGS MEDICAL 2, INC., a Maine corporation By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary AMSBURY HOLDINGS MEDICAL 3, INC., a Maine corporation By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary CURALEAF GROTON, LLC, a Connecticut limited liability company By: GR COMPANIES, INC., its member-manager By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary

[Signature Page to First Amendment, Consent and Waiver to Amended and Restated Loan Agreement] CURALEAF HARTFORD, INC., a Connecticut corporation By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary DESERET WELLNESS, LLC, a Utah limited liability company By: CURALEAF UT, LLC, its member-manager By: CURALEAF, INC., as the member-manager of CURALEAF UT, LLC By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary PRIMARY ORGANIC THERAPY, INC., a Maine corporation By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary PURE UT, LLC, a Utah limited liability company By: DESERET WELLNESS, LLC, its member- manager By: CURALEAF UT, LLC, as the member-manager of DESERET WELLNESS, LLC By: CURALEAF, INC., as the member-manager of CURALEAF UT, LLC By: ________________________ Name: Ed Kremer Title: Treasurer and Secretary THE KIND RELIEF, INC., an Arizona corporation

[Signature Page to First Amendment, Consent and Waiver to Amended and Restated Loan Agreement] By: ________________________ Name: Luke Flood Title: President WHOA QC, INC., an Arizona corporation By: ________________________ Name: Luke Flood Title: President